Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
WILLIAM RADFORD LOVETT II	Common CL A	8/22/2024	16,466	$ 505,980.00
C/O Dream Finders Homes	Common CL A	8/23/2024	27,760	$ 920,145.00
14701 Philips Highway Suite 300	Common CL A	9/5/2024	8,698	$ 264,340.00
Jacksonville FL 32256	Common CL A	9/6/2024	11,268	$ 340,116.00
	Common CL A	9/12/2024	30,000	$ 976,539.00
	Common CL A	9/13/2024	40,000	$ 1,376,646.00
	Common CL A	9/16/2024	30,000	$ 1,035,135.00
	Common CL A	9/19/2024	32,724	$ 1,234,388.00
	Common CL A	9/20/2024	29,553	$ 1,089,775.00
	Common CL A	10/3/2024	9,869	$ 343,789.00
	Common CL A	10/4/2024	15,960	$ 544,126.00